Ex-99.(A)(1)(I)


FOR IMMEDIATE RELEASE                           Media Contact: Mary C. Auvin, 3M
                                                               (651) 736-2597





       3M ANNOUNCES TERMINATION OF THE HART-SCOTT-RODINO WAITING PERIOD IN CONNECTION WITH ITS PENDING ACQUISITION OF MICROTOUCH SYSTEMS, INC.


ST. PAUL, Minn. - Dec. 7, 2000 - 3M announced today that it has received early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 relating to its proposed acquisition of MicroTouch Systems, Inc.

         As previously announced, 3M entered into a definitive agreement to acquire MicroTouch Systems, Inc. Pursuant to such agreement, Equinox Acquisition, Inc., a wholly owned subsidiary of 3M, commenced a tender offer to acquire all outstanding shares of common stock of MicroTouch Systems, Inc., including the associated preferred stock purchase rights, for $21.00 per share in cash. The tender offer is scheduled to expire at 12:00 midnight, New York City time, on Jan. 3, 2001, unless extended. The tender offer remains subject to the satisfaction or waiver of other customary conditions.


                                      -30-

FROM:
3M Media Relations
3M Center, Building 225-1S-15
St. Paul, MN 55144-1000
(651) 733-8805